Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS A SOLID START OF THE YEAR WITH Q1 2026 REVENUES AT €470 MILLION DRIVEN BY STRONG DTC PERFORMANCE1

•Group’s Q1 2026 revenues increased +2.5% year‑on‑year (YoY) and +7.4% on an organic2 basis, reflecting sequential acceleration driven by Direct-to-Consumer (DTC) and the ZEGNA brand.
•By Channel: DTC grew +7.8% YoY to €371.9 million, +14.2% organic, with all three brands delivering outstanding results and in acceleration versus the previous quarter. Wholesale revenues at €64.3 million, -19.1% YoY (-17.0% organic), continue to reflect the strategic decision to focus on the DTC channel.
•By Brand: ZEGNA brand revenues rose to €310.3 million up +5.9% YoY and +11.3% organic. Thom Browne revenues were down -9.4% YoY and -3.0% organic, while TOM FORD FASHION grew +0.4% YoY and +5.4% organic.
•By Geography: the Group recorded positive performances across all regions on an organic basis, with the Americas outperforming the other regions (+9.6% YoY and +17.5% organic) and the Greater China Region (GCR) turning positive.
April 30, 2026 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced unaudited revenues of €470.2 million for the first quarter of 2026, +2.5% YoY and +7.4% organic from €458.8 million in the first quarter of 2025.
Ermenegildo “Gildo” Zegna, Executive Chairman of the Ermenegildo Zegna Group, commented: “We entered 2026 with growing momentum across all our brands. The Group’s 7% organic growth is a direct result of our long-term strategy, thoughtfully crafted and now being executed with discipline and pace. Our retail-first organization continues to progress, as reflected in 14% organic growth in the Direct-to-Consumer channel, with all brands and markets contributing. The Americas stood out once again, delivering another quarter of double-digit organic growth and continued acceleration. ZEGNA led the Group’s performance, reporting 11% organic growth. Thom Browne and TOM FORD FASHION strengthened their distinctive positions and attracted new audiences.
Looking ahead, our “think slow, act fast” mindset will continue to guide the Group in taking thoughtful decisions and implementing them quickly and decisively - as we pursue our vision with rigor while remaining agile and flexible. In this world, we must adapt rapidly to more challenging conditions. At the same time, our long-term objectives are clear, and we remain focused on achieving them.”

1 Throughout this press release, revenues for the first quarter of 2026 and 2025 are unaudited.
2 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, and (c) changes in license agreements where the Group operates as a licensee. Please see the non-IFRS financial measures section starting on page 6 of this press release for the definition and reconciliation of non-IFRS financial measures.

Revenues Analysis for the Three Months Ended March 31, 2026 and 2025
REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	Q1 2026 vs Q1 2025
(€ thousands, except percentages)	2026	2025	%	Organic
ZEGNA brand	310,292	292,916	5.9%	11.3%
Thom Browne	58,166	64,223	(9.4%)	(3.0%)
TOM FORD FASHION	67,727	67,478	0.4%	5.4%
Textile	31,212	29,921	4.3%	3.4%
Other (1)	2,778	4,283	(35.1%)	(34.5%)
Total revenues	470,175	458,821	2.5%	7.4%
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

In Q1 2026, revenues for the ZEGNA brand were €310.3 million, compared to €292.9 million in Q1 2025, +5.9% YoY and +11.3% organic, in sequential improvement with ongoing robust DTC performance. The Americas and EMEA continued to grow double-digit and GCR recorded a positive performance.
In Q1 2026, revenues for Thom Browne amounted to €58.2 million, compared to €64.2 million in Q1 2025, -9.4% YoY (-3.0% organic), with positive double-digit organic growth in the DTC channel offset by the decline in the wholesale channel. The brand benefitted from the positive reception of the Thom Browne collaboration with Asics, launched in March 2026.
In Q1 2026, revenues for TOM FORD FASHION (TFF) amounted to €67.7 million, compared to €67.5 million in Q1 2025, +0.4% YoY (+5.4% organic), boosted by the ongoing solid performance of the DTC channel and supported by marketing activity around the March fashion show.
In Q1 2026, Textile revenues were €31.2 million, compared to €29.9 million in Q1 2025, +4.3% YoY (+3.4% organic). Other revenues, which mainly include revenues from sales to third party brands3, were €2.8 million in Q1 2026, compared to €4.3 million in Q1 2025, -35.1% YoY (-34.5% organic).
3 Includes revenues from the sale of finished products (Ready-to-Wear) to luxury brands outside the group, with which we have long term supply contracts

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	Q1 2026 vs Q1 2025
(€ thousands, except percentages)	2026	2025	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	272,288	250,795	8.6%	14.1%
Thom Browne	50,864	46,288	9.9%	20.2%
TOM FORD FASHION	48,768	48,051	1.5%	9.2%
Total Direct to Consumer (DTC)	371,920	345,134	7.8%	14.2%
As a percentage of branded products (1)	85%	81%
Wholesale branded
ZEGNA brand	38,004	42,121	(9.8%)	(5.3%)
Thom Browne	7,302	17,935	(59.3%)	(58.6%)
TOM FORD FASHION	18,959	19,427	(2.4%)	(3.3%)
Total Wholesale branded	64,265	79,483	(19.1%)	(17.0%)
As a percentage of branded products	15%	19%
Textile	31,212	29,921	4.3%	3.4%
Other (2)	2,778	4,283	(35.1%)	(34.5%)
Total revenues	470,175	458,821	2.5%	7.4%
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

DTC Revenues Analysis
In Q1 2026, DTC revenues were €371.9 million, compared to €345.1 million in Q1 2025, +7.8% YoY (+14.2% organic), representing 85% of the Group’s branded products revenues. All three brands recorded strong performance and sustained organic growth in the channel.
ZEGNA DTC revenues were €272.3 million, +8.6% YoY (+14.1% organic), in sequential acceleration driven by double-digit growth in the Americas and EMEA and a positive contribution from GCR and Rest of APAC. At March 31, 2026, ZEGNA counted 279 directly operated stores (DOS), with 3 net closures in the first quarter of the year.
Thom Browne DTC revenues were €50.9 million, +9.9% YoY (+20.2% organic), driven by accelerated growth thanks to the successful launch of the sneakers in collaboration with Asics which drove both existing and new customers to the stores. The Americas outperformed the other regions. At March 31, 2026, Thom Browne had 125 DOS, with 2 net openings in the first quarter of the year.
TOM FORD FASHION DTC revenues were €48.8 million, +1.5% YoY (+9.2% organic), driven by consistent growth across all the regions, particularly in the Americas. The channel performance was also supported by the strong reception of the Spring collection and the brand momentum boosted by the show in Paris in March 2026. At March 31, 2026, TOM FORD FASHION had 68 DOS, with 2 net openings in the first quarter of the year.
Wholesale Branded Revenues Analysis
In Q1 2026, wholesale branded revenues (excluding the Textile and Other) were €64.3 million, compared to €79.5 million in Q1 2025, -19.1% YoY (-17.0% organic), reflecting the continued effects of our strategic decision to focus on the DTC channel, as well as a decline in the Thom Browne brand.

ZEGNA wholesale revenues were €38.0 million, -9.8% YoY (-5.3% organic) reflecting the decision to focus on the DTC channel in order to maintain direct control on the network, enhance exclusivity and safeguard the icons.
Thom Browne wholesale revenues were €7.3 million in Q1 2026, -59.3% YoY (-58.6% organic). This performance reflects the continued impact of the decision to streamline the wholesale channel and – to a lesser extent - the timing of certain deliveries shifting from Q1 to Q2 2026.

TOM FORD FASHION wholesale revenues were €19.0 million, -2.4% YoY (-3.3% organic), reflecting the decision to focus on the DTC channel.
REVENUES BY GEOGRAPHIC AREA (Unaudited)

	Q1 2026 vs Q1 2025
(€ thousands, except percentages)	2026	2025	%	Organic
EMEA (1)	152,865	154,089	(0.8%)	1.4%
Americas (2)	137,028	124,971	9.6%	17.5%
Greater China Region	124,130	123,260	0.7%	5.3%
Rest of APAC (3)	55,500	55,850	(0.6%)	7.7%
Other (4)	652	651	0.2%	1.6%
Total revenues	470,175	458,821	2.5%	7.4%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.
In Q1 2026, EMEA recorded revenues of €152.9 million, -0.8% YoY (+1.4% organic), representing 33% of the Group’s revenues, with solid growth of the DTC channel across the three brands offset by negative performance in the wholesale channel.
Revenues in the Americas were €137.0 million, +9.6% YoY (+17.5% organic), representing 29% of the Group’s revenues. Performance was supported by strong growth across all brands.
Revenues in the GCR were €124.1 million, +0.7% YoY (+5.3% organic), representing 26% of the Group’s revenues with all brands reporting improved momentum.
Revenues in the Rest of APAC were €55.5 million, -0.6% YoY (+7.7% organic), representing 12% of the Group’s revenues, driven by solid growth in Korea and Japan at all three brands.
Group Monobrand(1) Store Network at March 31, 2026

	At March 31, 2026				At December 31, 2025				At March 31, 2025
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	78	12	12	102	79	10	12	101	78	9	12	99
Americas	76	34	16	126	76	35	14	125	75	29	13	117
Greater China Region	72	36	12	120	74	36	12	122	76	39	12	127
Rest of APAC	53	43	28	124	53	42	28	123	54	40	28	122
Total Direct to Consumer (DTC)	279	125	68	472	282	123	66	471	283	117	65	465
EMEA	40	2	16	58	41	4	16	61	43	5	15	63
Americas	57	1	46	104	57	1	46	104	58	1	46	105
Greater China Region	7	9	—	16	9	9	—	18	11	10	—	21
Rest of APAC	5	4	3	12	5	4	3	12	5	5	2	12
Total Wholesale	109	16	65	190	112	18	65	195	117	21	63	201
Total	388	141	133	662	394	141	131	666	400	138	128	666
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).

Annual Report on Form 20-F – Notice
On March 20, 2026, the Company filed with the United States Securities and Exchange Commission its annual report on Form 20-F, including financial statements for the fiscal year ended December 31, 2025. The Company’s annual report on Form 20-F is available under the Investors section on the Company’s corporate website at https://ir.zegnagroup.com/financial-documents/sec-filings/default.aspx, where it can be viewed and downloaded. Shareholders may request a hard copy of the Company’s audited financial statements included in the Form 20-F, free of charge, through the contact below.
Financial releases
Please find below the expected calendar for the next financial releases:
•July 23, 2026: H1 2026 Preliminary Revenues
•September 3, 2026: H1 2026 Financial Results
•October 22, 2026: Q3 2026 Revenues

Conference Call

As previously announced, today, at 7:00 a.m. ET (1:00 p.m. CET), the Group will host a live webcast and conference call available at the following:

Dial in
Italy: +39 800 909 780
United States: +1 585 542 9983
United Kingdom: +44 117 389 0104

Meeting ID: 976521171

Webcast link: https://events.q4inc.com/attendee/976521171

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,200 employees and recorded revenues of €1.92 billion in 2025.
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Contacts
Paola Durante, Chief of External Relations and Sustainability
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com
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Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; international business, regulatory, social and political risks; political instability, geopolitical tensions, acts of terrorism, civil unrest or armed conflicts, including the ongoing conflicts in Ukraine and the Middle East, and the imposition of sanctions; restrictions on trade and the imposition of tariffs among countries; our ability to implement our strategy; recent and potential future acquisitions; risks related to the sale of our products through our direct-to-consumer channel; risks related to our wholesale channel, including as concerns points of sale operated by third parties, the risk of insolvency of our wholesale customers, and our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; disruption to our manufacturing and logistics facilities, as well as our directly operated stores; existing or future disputes, proceedings or litigation; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; pandemics or other public health crises; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; future sales of our securities in the public market; volatility in our share price; global economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; fluctuations in currency exchange rates or interest rates; credit risk; the high level of competition in the industry in which we operate; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events, factors and developments may cause that view to change, and it is not possible to assess the impact of such event, factor or development on the Company’s and the Group’s business. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
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Appendix
REVENUES BY SEGMENT (Unaudited)

	Q1 2026 vs Q1 2025
(€ thousands, except percentages)	2026	2025	%	Organic
Zegna	350,896	333,293	5.3%	9.8%
Thom Browne	58,166	64,382	(9.7%)	(3.3%)
Tom Ford Fashion	67,727	67,478	0.4%	5.4%
Intersegment eliminations	(6,614)	(6,332)	n.m. (*)	n.m.
Total revenues	470,175	458,821	2.5%	7.4%
____________________________________
(*) Throughout this section “n.m.” means not meaningful.

Intersegment eliminations include revenues from products that the Textile and Other product lines (included in the Zegna segment) sell to the Group’s brands.

Non-IFRS Financial Measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Revenues on a constant currency basis (Constant Currency)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.
We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.
Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
Revenues on an organic growth basis (organic or organic growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.
In calculating organic growth, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(3)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.
We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.
Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the three months ended March 31, 2026 compared to the three months ended March 31, 2025 (Q1 2026 vs Q1 2025).

Segment

	Q1 2026 vs Q1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	5.3%	(4.4%)	9.7%	(0.1%)	—%	9.8%
Thom Browne	(9.7%)	(6.4%)	(3.3%)	—%	—%	(3.3%)
Tom Ford Fashion	0.4%	(5.0%)	5.4%	—%	—%	5.4%
Total	2.5%	(4.9%)	7.4%	—%	—%	7.4%

Brand and product line

	Q1 2026 vs Q1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	5.9%	(5.2%)	11.1%	(0.2%)	—%	11.3%
Thom Browne	(9.4%)	(6.4%)	(3.0%)	—%	—%	(3.0%)
TOM FORD FASHION	0.4%	(5.0%)	5.4%	—%	—%	5.4%
Textile	4.3%	0.9%	3.4%	—%	—%	3.4%
Other	(35.1%)	(0.6%)	(34.5%)	—%	—%	(34.5%)
Total	2.5%	(4.9%)	7.4%	—%	—%	7.4%

Distribution channel

	Q1 2026 vs Q1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	8.6%	(5.6%)	14.2%	0.1%	—%	14.1%
Thom Browne	9.9%	(10.3%)	20.2%	—%	—%	20.2%
TOM FORD FASHION	1.5%	(7.7%)	9.2%	—%	—%	9.2%
Total Direct to Consumer (DTC)	7.8%	(6.5%)	14.3%	0.1%	—%	14.2%
Wholesale branded
ZEGNA brand	(9.8%)	(3.1%)	(6.7%)	(1.4%)	—%	(5.3%)
Thom Browne	(59.3%)	(0.7%)	(58.6%)	—%	—%	(58.6%)
TOM FORD FASHION	(2.4%)	0.9%	(3.3%)	—%	—%	(3.3%)
Total Wholesale branded	(19.1%)	(1.4%)	(17.7%)	(0.7%)	—%	(17.0%)
Textile	4.3%	0.9%	3.4%	—%	—%	3.4%
Other	(35.1%)	(0.6%)	(34.5%)	—%	—%	(34.5%)
Total	2.5%	(4.9%)	7.4%	—%	—%	7.4%

Geographic area

	Q1 2026 vs Q1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	(0.8%)	(1.9%)	1.1%	(0.3%)	—%	1.4%
Americas (2)	9.6%	(7.9%)	17.5%	—%	—%	17.5%
Greater China Region	0.7%	(4.6%)	5.3%	—%	—%	5.3%
Rest of APAC (3)	(0.6%)	(8.3%)	7.7%	—%	—%	7.7%
Other (4)	0.2%	(1.4%)	1.6%	—%	—%	1.6%
Total	2.5%	(4.9%)	7.4%	—%	—%	7.4%
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(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.